Apollo Global Management, LLC

9 West 57th Street

New York, New York 10019

July 6, 2012

VIA EDGAR

Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	Apollo Global Management, LLC Form 10-K for the Year Ended December 31, 2011 Filed March 9, 2012, Form 10-Q for the Period Ended March 31, 2012 Filed May 11, 2012, Response dated May 30, 2012, File No. 1-35107

Dear Mr. Decker:

We hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comments dated June 21, 2012 (the “Comment Letter”), to the above referenced Form 10-K and Form 10-Q of Apollo Global Management, LLC (the “Company”, “we” or “our”) and the Company’s response letter dated May 30, 2012. The Company has filed, via EDGAR, this letter (tagged correspondence).

The Company has the following responses to the Staff’s comments in the Comment Letter. For your convenience, we have reproduced in italics below the comment from the Comment Letter with a response following.

Form 10-K for the Year Ended December 31, 2011

Financial Statements

Statements of Comprehensive (Loss) Income, page 164

1.

You indicate that your comprehensive loss (income) attributable to non-controlling interests was $1,032,502 and ($446,467) for the years ended December 31, 2011 and 2010. It appears that these amounts do not include the net income allocated to appropriated partners’ capital for the corresponding periods as reflected in your Consolidated Statement of Changes in Shareholders’ Equity on page 166. Given that the VIE’s note holders, not Apollo, will ultimately receive the benefits or absorb the losses associated with the VIE’s assets and liabilities, please tell us how you determined that the

Securities and Exchange Commission

net income allocated to appropriated partners’ capital should not be included in comprehensive loss (income) attributable to non-controlling interests for the years ended December 31, 2011 and 2010. In this regard, we note that the net income allocated to your appropriated partners’ capital is included in the determination of the net loss (income) attributable to non-controlling interests on your statements of operations for the years ended December 31, 2011 and 2010. Please cite the accounting literature used to support your conclusion.

Response to Comment 1

ASC 810-10 requires that entities attribute net income or loss and comprehensive income or loss to both the parent and non- controlling interest. However, ASC 810-10 does not provide detailed guidance on making this attribution. Absent specific accounting literature, the Company respectfully advises the Staff that it considers its current presentation to be appropriate and that the net income allocated to appropriated partners’ capital should not be included in comprehensive loss (income) attributable to non-controlling interests for the years ended December 31, 2011 and 2010. In making this determination, the Company notes that while the amount recorded in the Statement of Operations for the changes in the value of the assets and liabilities of the consolidated CLOs are allocated to non-controlling interests in the Statement of Operations, neither the Company nor the non-controlling interest holders of the various consolidated entities will ultimately receive the benefits or absorb the losses associated with the CLO’s assets and liabilities. Rather, such benefits or losses shall be received/absorbed by the CLO note holders. As such and absent specific accounting guidance stating otherwise, the Company believes it is appropriate to attribute such income directly to appropriated partners’ capital. Further, the Company believes its disclosure within the Statement of Changes in Shareholders’ Equity clearly presents the portion of net loss (income) attributable to non-controlling interest holders and the portion included within appropriated partners’ capital.

Statements of Changes in Stockholders’ Equity, page 165

2.	The net (loss) income amounts reported under the Non-Controlling Interests in Consolidated Entities column and Non-Controlling Interest in Apollo Operating Group column for the years ended December 31, 2011 and 2010 do not total to the Net loss (income) attributable to Non- Controlling Interests reported on your Statements of Operations. It appears that the amounts currently presented for net income under the Appropriated Partners’ Capital column should be reflected under the Non-Controlling Interests in Consolidated Entities column. Reclassification adjustments should then be made from the non-controlling interest column to the appropriated partners’ capital. Please advise or revise as necessary.

Securities and Exchange Commission

Response to Comment 2

With regard to presentation in its Consolidated Statement of Operations, the Company refers to ASC 810, which requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. ASC 810 does not provide for separate disclosure on the face of the consolidated statement of income of the amounts attributable to appropriated partners’ capital separate from the amounts attributable to non-controlling interest. As such, the Company notes that the amount attributable to non-controlling interest within its Consolidated Statement of Operations includes the amount attributable to appropriated partners’ capital.

Absent specific guidance with regard to presentation in the Consolidated Statement of Changes in Shareholders’ Equity, the Company believes it is appropriate to attribute net income (loss) directly to appropriated partners’ capital rather than reflecting it under the Non-Controlling Interests in Consolidated Entities column and then reclassifying it to appropriated partners’ capital.

Item 11. Executive Compensation, page 262

Carried Interest, page 263

3.	We note your responses in the second and third bullets in comment six in our letter dated May 15, 2012. Please provide similar disclosure, if applicable, in your future filings.

Response to Comment 3

The Company will provide similar disclosure, if applicable, in future filings.

4.	We note your response to the last bullet in comment six in our letter dated May 15, 2012. In future filings, please provide a cross-reference to the management fee waiver discussion.

Response to Comment 4

The Company will provide a cross-reference to the management fee waiver discussion in future filings.

Securities and Exchange Commission

Summary Compensation Table, page 265

5.	We note your response to comment seven in our letter dated May 15, 2012. It remains unclear to us what amounts of carried interest are shown as “All Other Compensation” in your summary compensation table. Disclosure on page 264 suggests that only accrued compensation expense, and not actual distributions paid are shown in footnote 4 with respect to the dedicated plan. However, footnote 4 states that there is both accrued and realized compensation expense associated with the dedicated carried interest plan, and that both are shown in footnote 4. Further, while disclosure on page 264 states that amounts of actual distributions paid from the incentive pool are included in “all other compensation,” footnote 4 does not refer to the incentive pool at all. Please clarify, and provide us with sample revised disclosures using 2011 information in your response.

Response to Comment 5

As stated in our response to comment seven of the Staff’s letter dated May 15, 2012, the carried interest reflected in the “All Other Compensation” column includes both actual cash distributions and unrealized amounts accrued in respect of dedicated carried interest allocations, in each case for the applicable year. It therefore includes, but is not limited to, actual cash distributions. In our response to comment seven of the Staff’s letter dated May 15, 2012, we committed to clarify the discussion of the compensation elements (p. 264) in future filings to reflect the foregoing. Accordingly, we would restate the relevant portion of the discussion on page 264 as follows (in our responses, we have deleted the stricken language and inserted the underscored language):

Our financial statements characterize the carried interest income allocated to participating professionals in respect of their dedicated interests as compensation, and accruals of this compensation expense (as well as ~~rather than~~ actual distributions paid) are therefore included in the “All Other Compensation” column of the summary compensation table.

In our response to comment seven of the Staff’s letter dated May 15, 2012, we stated that “in future filings we will provide footnote disclosure of the actual cash distributions.” As an example, using 2011 information, we would revise our disclosure in footnote 4 (which, on page 266, includes a reference to the incentive pool) in pertinent part:

(4) Amounts represent, in part, compensation expense recorded by us in the year shown in respect of accrued or realized (without duplication) dedicated carried interest allocations to Messrs. Black and Suydam. For GAAP reporting purposes, accrued carried interest related to investments is classified as compensation expense for the relevant period, whether or not realized. Accordingly, the amounts include both actual cash distributions and unrealized amounts accrued in respect of the dedicated carried interests of these named executive officers. Compensation expense may also be negative in the event of a reversal of previously allocated carried interest due to negative adjustments in the fair value or amount actually realized on certain portfolio investments. For unrealized investments, the ultimate amount of actual dedicated carried interest distributions that may be generated in connection with fund investments and subsequently distributed to our named executive officers may be more or less than the amounts indicated. Additionally, such amounts are generally subject to vesting conditions and to clawback in certain instances. For 2011, actual cash distributions received in respect of dedicated carried interests by Messrs. Black and Suydam were $99,767 and $1,265,295, respectively.

Securities and Exchange Commission

For 2011, amounts also represent incentive pool distributions ($1,360,000 for Mr. Donnelly and $5,000 for Mr. Suydam) ~~and/~~or profits interests received in respect of amounts waived for investment pursuant to the terms of a management fee waiver program (~~$1,360,000 for Mr. Donnelly-and $505,000~~$500,000 for Mr. Suydam), as described under “Item 13. Certain Relationships and Related Party Transactions—Fee Waiver Program.”

6.	We note your response to comment eight in our letter dated May 15, 2012. In future filings, please disclose the actual distributions paid from the incentive pool program in the Bonus column of the table, or otherwise advise us as to why you believe the payments from the incentive pool should be disclosed in the “All Other Compensation” column.

Response to Comment 6

We respectfully submit that our considered judgment is that actual distributions from the incentive pool program are properly disclosed in the “All Other Compensation” column of the Summary Compensation Table, rather than the Bonus column of the table. We reached this determination because the amounts paid from the incentive pool are distributions of carried interest income from our investment funds, of the same type as the carried interest income accrued in respect of individuals allocated dedicated carried interests, which income is disclosed in the All Other Compensation column. We believe that it would be confusing to investors to have carried interest appear in two different columns of the table. In addition, distributions of carried interest are reflected in our consolidated financial statements as profit sharing expense rather than salary, bonus and benefits expense. Accordingly, we are concerned that inclusion in the Bonus column would imply that the amounts disclosed are ordinary cash bonuses rather than distributions of realized carried interest income.

Should you have any questions regarding this response, please contact the undersigned at (212) 822-0550.

Respectfully submitted,

/s/ Gene Donnelly Mr. Gene Donnelly
Chief Financial Officer